Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 5 DATED MAY 21, 2020
TO THE OFFERING CIRCULAR DATED MARCH 11, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated March 11, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment – Evergreen Park Twenty LLC

On September 5, 2019, we directly acquired ownership of a “majority-owned subsidiary,” Evergreen Park Twenty LLC (the “Evergreen Park Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $7,000,000 (the “Evergreen Park Controlled Subsidiary Investment”). Approximately $2,832,000 of the $7,000,000 commitment has been funded to date. The Evergreen Park Controlled Subsidiary plans to use the proceeds to develop a 195-unit stabilized apartment complex located at 10227 20th St. SE, Lake Stevens, WA 98258 (the “Evergreen Park Apartments Property”).

Construction of the Evergreen Park Apartments Property is underway, and the sponsor, Evergreen Housing Development Group, elected to payback the Evergreen Park Controlled Subsidiary Investment early due to the change in today’s investment environment. Consequently, on May 15, 2020, the Evergreen Park Controlled Subsidiary redeemed the amount of  the Evergreen Park Controlled Subsidiary Investment funded to date, plus the accrued preferred return. Due to the short term nature of the Evergreen Park Controlled Subsidiary Investment, and contractual provisions that allowed for preferred return to accrue on the total commitment rather than the funded amount, the Evergreen Park Controlled Subsidiary Investment yielded a return on investment of approximately 16.0% and an internal rate of return of approximately 61.9%.